Exhibit 99.1

Notice Regarding UBIC’s Termination of Basic Agreement on Acquisition of Shares through Third-party Allocation of Shares (“STEP 2014 Model” Straight-equity Issue Program), Acquisition of Share Warrants (10th Share Warrants) and Withdrawal of Securities Registration Statement

TOKYO, Dec 19, 2014 (GLOBE NEWSWIRE) — In connection with the share issuance program through a third-party allocation of its shares to the London Branch of Deutsche Bank (the “Purchaser”) (the “Program”) that was resolved by a meeting of the Board of Directors of UBIC, Inc. (the “Company”) held on August 28, 2014 and announced on the same day in UBIC’s press release entitled, “Notice of Conclusion of Basic Agreement on Acquisition of Shares through Third-party Allocation of Shares (“STEP 2014 Model” Straight-equity Issue Program) and Issue of New Shares and 10th Share Warrants Through A Third-party Allocation of Shares and Conclusion of Share Warrants Purchase Agreement (Additional Issuance Options)”, the Board of Directors today resolved to terminate the Basic Agreement on Acquisition of Shares dated August 28, 2014 between the Company and the Purchaser (the “Agreement”) and to acquire the 10th Share Warrants (the “Share Warrants”) from the Purchaser. Further, the Company delivered to the Purchaser a termination notice of the Agreement and also withdrew a securities registration statement regarding the Fourth Issuance of New Shares that was filed with a Chief of the Kanto Local Financial Bureau today.  Accordingly, the Company makes the following announcement.

Particulars

1.                                      Reasons for Termination of the Agreement and Acquisition of the Share Warrants

The main purposes of the Program were to raise the funds necessary for establishment of capital ties and business alliances, and mergers and acquisitions (collectively, “M&A”). While the Company had preliminary negotiations with several potential M&A targets after the acquisition of TechLaw Solutions Inc. in August 2014, the Company does not currently expect to reach consummate M&A with any potential target.  The Company continues to evaluate several potential targets for M&A. Further, the necessity of raising new funds for R&D expenses in connection with M&A and other working capital needs is expected to diminish in the near term.  While the Program anticipated that the Board of the Directors of the Company would resolve the necessity of the fourth issuance of the new shares on February 18, 2015, the Company believes that it is unlikely to need to raise new funds under the Program by that date.

While the Company will proceed with business alliances and M&A activities for business expansion and R&D activities in various areas, including medical and patent areas — and considering that there is strong probability that any potential M&A projects will not be closed in this fiscal year and that the Company enjoys an improvement in its overall financial condition — the Company and the Board believes that the desirability of the forth issuance of the new shares under the Program is low and the Board has resolved to terminate the Agreement.

Since the necessity of funds to be raised by the Share Warrants as part of the Program is also low, the Board also resolved to acquire the Share Warrants from the Purchaser.

2.                                      Details of Share Warrants

1. Name of share warrants	UBIC, Inc. 10th Share Warrants
2. Number of share warrants to be acquired (type and total number of shares subject to share warrants)	1,000,000 share warrants (1,000,000 shares of UBIC common stock)
3. Purchase price	JPY 1,570,000 (JPY 1.57 per share warrant)

4. Person from whom share warrants are acquired	London Branch of Deutsche Bank
5. Scheduled date of acquisition	January 19, 2015
6. Plan after acquisition	By the resolution of the Board of Directors, the Company plans to cancel all the Share Warrants acquired.

3.                                      Results of Fund Raising under the Program and Uses of Funds

The Program consisted of up to four new issuances of 1,000,000 shares per issuance (as a general rule) of UBIC common stock and the concurrent issuance of share warrants by which 1,000,000 shares of UBIC common stock were able to be acquired.  The initial expected total amount of funds to be raised under the Program was approximately JPY 5,870 million.

The number of Company shares under this Program was 1 million upon the 1st issuance.  The total amount of funds actually raised under the Program was JPY 1,148 million.  The followings are the details of the funds raised.  Please note that the total paid-in amount of the Share Warrants (JPY 1,570 thousand) is referred to net balance deducted the purchase price.

(Unit: thousand yen)

Items	Initial Expected Amounts of Funds to be Raised (Approximate Net Balance)	Amounts of Funds Actually Raised (Approximate Net Balance)
1. Funds raised through new shares and Share Warrants	5,907,970	1,155,600
Total paid-in amount of new shares	4,622,400	1,155,600
Total paid-in amount of Share Warrants	1,570	0	*
Amount of assets invested in through exercise of Share Warrants	1,284,000	0
2. Estimated amount of issue fees borne by Company	38,000	7,600
3. Approximate net balance	5,869,970	1,148,000

*  Please note that the Company is to pay the Purchaser for JPY 1,570 thousand to purchase the Share Warrants.  This JPY 0 is the net balance with respect to the Share Warrants.

Further, the followings are the details of uses of funds:

(Initially Expected Use)	(Unit: million yen)

Purposes of Use	Initially Expected Amount to be used	Planned Expenditure Period
1. Capital for overseas and domestic business expansion (M&As, business alliances)	4,400 (1,100 of 4,400 through Share Warrants)	September, 2014 to March, 2016
2. R&D expenses	670 (178 of 670 through Share Warrants)	September, 2014 to March, 2016

3. Other working capital	800	September, 2014 to March, 2017

(Actual Use)	(Unit: million yen)

Purposes of Use	Actual Amount to be used	Expenditure
1. Capital for overseas and domestic business expansion (M&A, business alliances)	979	September, 2014
2. R&D expenses	30	September, 2014 to November, 2014
3. Other working capital	139	September, 2014 to November, 2014

The funds actually raised were mainly used for the acquisition of the shares of TechLaw Solutions, Inc. as the Company’s subsidiary as well as R&D expenses and other working capital.  Following the acquisition of TechLaw Solutions, Inc., which is a long-established discovery vendor, the Company’s base in the U.S. has been strengthened and the Company is rapidly proceeding with preparation of supplying the market with its services and products using cutting-edge technology.

4.               Future outlook

While the Company had preliminary negotiations with several potential M&A candidates after the acquisition of TechLaw Solutions, Inc. in August 2014, the Company does not currently expect to reach consummate M&A with any potential target.  The Company will continue to pursue business alliances and M&A activities for business expansion.

(For your information)

Summary of the Fourth Issuance of New Shares cancelled due to the termination of the Agreement.

1. New Shares issued	UBIC common stock
2. Number of shares issued	1,000,000 shares
3. Issue price	TBD (The issue price per share of new stock was planned to be 90% of the closing price of UBIC common stock on the Tokyo Stock Exchange on February 17, 2015.)
4. Total amount of issue price	TBD
5. Amount credited to equity	TBD
6. Deadline for application	March 6, 2015
7. Payment date	March 6, 2015
8. Delivery date of new shares	March 6, 2015
9. Planned purchaser and number of shares	London Branch of Deutsche Bank, 1,000,000 shares
10. Matters related to agreement on continued holding of New Shares etc.	No agreement has been concluded with the purchaser on the continued holding or depositing of New Shares allocated. However, UBIC has obtained purchaser’s consent to report promptly to UBIC in writing information including name and address of the buyer(s), the number of shares sold, date of sale, price of sale, reason for sale, and method(s) of sale in the event it sells all or part of the New Shares allocated to it within two years since the effective date of the issuance of allocated shares (March 6, 2017).

11. Each of the above items is conditional on the relevant notice taking effect pursuant to the Financial Instruments and Exchange Act.

This document has been translated from the original Japanese-language document for reference purposes only.  If there are any differences or discrepancies between the original Japanese-language document and this English translation, the original Japanese-language document shall supersede this English translation.

About UBIC

UBIC, Inc. (Nasdaq:UBIC) (TSE:2158) is a leading provider of e-discovery and digital forensic services for Asia and the world. UBIC has extensive experience working with electronically stored information composed in Chinese, Japanese and Korean (CJK) languages and utilizes that expertise for clients involved in cross-border litigation, corporate investigations, intellectual property disputes and much more. At the forefront of e-discovery innovation, UBIC’s proprietary Lit i View® platform is moving the industry from “fact discovery” to “future discovery” by allowing clients to analyze e-mail messages and digital communications found in big data to reveal patterns in human thought and behavior.

For more information about UBIC, contact usinfo@ubicna.com or visit http://www.ubicna.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the amount of data that UBIC expects to manage this year and the potential uses for UBIC’s new service in intellectual property-related litigation, contain forward-looking statements. UBIC may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about UBIC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UBIC’s goals and strategies; UBIC’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, UBIC’s services; UBIC’s expectations regarding keeping and strengthening its relationships with customers; UBIC’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where UBIC provides solutions and services. Further information regarding these and other risks is included in UBIC’s reports filed with, or furnished to the Securities and Exchange Commission. UBIC does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and UBIC undertakes no duty to update such information, except as required under applicable law.

CONTACT: CEO and Chairman of the Board

Masahiro Morimoto

Address any inquiries to

Chief Financial Officer and Chief Administrative Officer

Masami Yaguchi

Tel. 81-3-5463-6344